October 8, 2009

VIA EDGAR

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lan Airlines S.A. Form 20-F for Fiscal Year Ended December 31, 2008 Filed June 25, 2009, File No. 1-14728

Dear Ms. Shenk:

By letter dated September 24, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Lan Airlines S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2009. In response to your comments and on behalf of Lan Airlines S.A. and its consolidated subsidiaries (collectively, “LAN”), we hereby submit the responses below and will revise future filings on Form 20-F accordingly.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

General

1.	Please revise future filings so that financial statements and other information read consistently from left to right in the same chronological order. Refer to SAB Topic 11E for guidance.
We will revise our future annual filings on Form 20-F to reflect this comment.
Selected Financial Data, page 4
2.

We note from your disclosure elsewhere in the filing that you incurred a $109 million charge in 2008 in settlement over fuel surcharge price fixing and related matters. We believe this charge is a material item that affects the comparability of the information reflected in selected financial data and, as such, should be described or cross-referenced to. Please revise future filings accordingly.

We will revise our future annual filings on Form 20-F to reflect this comment.

Operating and Financial Review and Prospects, page 52

Critical Accounting Policies, page 63

3.

To the extent material, please revise your critical accounting policies to include Lan Pass and Lan Corporate awards program since it appears that the accounting for these award programs involve management judgments and accounting estimates.

We believe that the accounting for the Lan Pass and Lan Corporate award programs is not material since the aggregate liabilities related to these programs amounted to U.S.$ 8.9 million as of December 2007 and U.S.$ 7.9 million as of December 2008. Accordingly, we consider that such accounting policies need not to be included in the critical accounting policies. Nevertheless, we will continue including the following language in the notes to the Consolidated Financial Statements:
“The estimated incremental cost of providing free travel awards under the Lan Pass and Lan Corporate programs are accrued based on the accumulated kilometers for each passenger at the end of each year and by the conditions established by the program and are included in Other current liabilities in the Consolidated Balance Sheets.”
Liquidity and Capital Resources, page 65
4.

Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, in your disclosure of cash flows from operating activities you state that net cash inflows increased in 2008 mainly due to an increase in the collection of trade account receivables, but you do not provide any qualitative or quantitative analysis that explains to investors what specifically caused this to occur.

In response to the Staff’s comments, we will revise the disclosure for Liquidity and Capital Resources in our future annual filings on Form 20-F to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed.

Credit Card Receivables Securitization, page 70

5.	Please revise your disclosure to discuss in greater detail why you have these facilities, the purpose it serves for you, and the substance of how it works.
In response to the Staff’s comments, we will revise the disclosure in our future annual filings on Form 20-F to clarify that we utilized two securitization facilities (both of which have matured) to pay down our short-term debt (in the case of the U.S.$ 60 million facility ending in March 2006) and to improve our liquidity (in the case of the U.S.$ 40 million facility ending in June 2009).

Notes to the Consolidated Financial Statements, page F-9

Note 2: Summary of Accounting Policies, F-9

Note 2(o): Air Traffic Liability and Revenue Recognition Policy, page F-13

6.

Please tell us and revise to disclose your policy for measuring and recognizing revenue breakage (e.g., forfeited or expired tickets). Also, please quantify for us the amounts of adjustments to air traffic liability described on page 64 for each of the last three fiscal years.

In response to the Staff’s comments, we will revise the disclosure of our accounting policy for measuring and recognizing revenue breakage in our future annual filings on Form 20-F, as follows:
“We record passenger ticket sales under current liabilities when sold, as “air traffic liability” in the Consolidated Balance Sheets. Air traffic liability amounted to ThUS$ 328,337 at December 31, 2008 and to ThUS$ 323,078 at December 31, 2007.
We recognize passenger and cargo revenues either when the transportation service is provided or when we determine that the tickets will not be used or refunded, which, in the case of passenger revenues, reduces the air traffic liability. We estimate revenue breakage based on historical breakage experience that takes into account the aging of tickets that will not be used or refunded. Commissions payable related to such unearned earnings are shown net of the air traffic liability. Other revenues, including aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering, are recognized when services are provided.”
Regarding amounts of adjustments to air traffic liability in the last three years, we did not experience material deviations from our estimates that required such adjustments. We will revise future annual filings on Form 20-F, as follows:
“The amount of passenger ticket sales not yet recognized as revenue is reflected as an air traffic liability. Commissions related to such unearned revenue are shown net of the air traffic liability. Air traffic liability includes estimates of the amount of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has passed. We perform periodic evaluations of this estimated liability based on actual results. Any adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to the differences between our estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.
Actual events and circumstances may differ from historical fare sale activity and customer travel patterns and can result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate our estimates periodically. If actual refunds, exchanges or forfeitures fall outside of our estimated ranges, we review our estimates and assumptions and adjust air traffic liability and passenger revenues as necessary. Our estimation techniques have been consistently applied from year to year and in the last three years, deviations from our estimates did not result in material differences that required adjustments. Nevertheless, as with any estimates, actual results may vary from estimated amounts.”

Note 2(q): Lease Aircraft Return Costs, page F-14
7.	We note from your disclosure that you accrue for the cost of leased aircraft return costs. Please tell us the timing of your recognition of such costs under both Chilean and US GAAP.
In response to the Staff’s comments, we will revise the notes to the Consolidated Financial Statements in future annual filings on Form 20-F, as follows:
“Leased aircraft return costs are comprised mainly of maintenance and overhaul expenses which, under Chilean GAAP, are accrued as part of the maintenance program for leased aircraft, based on flight hours and cycles flown since the last scheduled maintenance. Under US GAAP, these amounts are recognized as maintenance expense as incurred. The actual direct costs of physically returning the leased aircraft and related administration costs are marginal and are expensed when incurred under both Chilean and US GAAP.”

*          *          *

LAN acknowledges that (1) LAN is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) LAN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (56-2) 565- 8785 or Carmen Corrales at (212) 225-2982.

LAN AIRLINES S.A.

/s/ Alejandro de la Fuente Goic

By: Alejandro de la Fuente Goic

       Chief Financial Officer

cc:	Mr. Patrick Kuhn
Securities and Exchange Commission

Mr. Enrique Cueto Plaza
Mr. Cristian Toro Cañas
Lan Airlines S.A.

Ms. Carmen Corrales
Mr. Carlos von der Heyde
Cleary Gottlieb Steen & Hamilton LLP